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Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

        We consent to the incorporation by reference in the following Registration Statements:

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  Registration Statement No.333-126045 on Form S-8;

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  Registration Statement No.333-100973 on Form S-8

and to the use of our reports dated February 14, 2008, relating to the consolidated financial statements of Petro-Canada and the effectiveness of Petro-Canada's internal control over financial reporting (which report on the consolidated financial statements expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada—United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the financial statements), appearing in this Annual Report on Form 40-F of Petro-Canada for the year ended December 31, 2007.

Independent Registered Chartered Accountants
Calgary, Canada
February 14, 2008

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  Exhibit 99.7
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS